25 June 2009

CSR plc

Results of General Meeting

CSR plc (LSE:CSR.L) (“CSR” or the “Company”), announces the passing of all resolutions proposed at its General Meeting held today at 3.00 p.m., including approval of the merger with SiRF Technology Holdings, Inc. (“SiRF”) (the “Merger”). The results of the General Meeting are set out below.

While the Company’s shareholders have approved the Merger, the Merger is still subject to approval of SiRF’s stockholders. A Special Meeting of SiRF stockholders will be held today at 10.00 a.m. (Pacific Daylight Time)/6.00 p.m. (British Summer Time).

As the Merger will constitute a “reverse takeover” under the Listing Rules, applications have been made to the UK Listing Authority and to the London Stock Exchange respectively requesting the cancellation of the listing of the Company’s ordinary shares on the Official List and the cancellation of trading of such ordinary shares on the London Stock Exchange. Provided the Merger is approved by SiRF’s stockholders at the Special Meeting, the Company expects the cancellation to take place by 8.00 a.m. on 26 June 2009 and for the Company’s ordinary shares (including new ordinary shares issued pursuant to the Merger) to be admitted to listing on the Official List and to trading on the London Stock Exchange at 8.00 a.m. on 26 June 2009.

Results:

	Ordinary Resolutions	Votes cast in favour and as a percentage of total votes cast	Votes Cast against and as a percentage of total votes cast	Abstentions and as a percentage of total votes cast
1.	To approve the merger with SiRF Technology Holdings, Inc. and authorise the allotment of ordinary shares in connection with the merger	92,680,525 99.6243%	215,132 0.2313%	134,378 0.1444%

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2.	To approve the CSR plc Employee Share Purchase Plan	93,027,328 99.9971%	2,108 0.0023%	599 0.0006%
3.	To grant authority to the directors under section 80 of the Companies Act 1985	92,418,818 99.3430%	611,217 0.6570%	0 0.000%
Special Resolutions
4.	To renew the disapplication of statutory pre-emption rights	93,029,057 99.9989%	400 0.0004%	578 0.0006%
5.	To grant authority to the Company to purchase its own shares under section 166 of the Companies Act 1985	93,027,657 99.9974%	1,800 0.0019%	578 0.0006%

Enquiries

Chief Financial Officer, CSR plc	Brunswick, Chris Blundell
+ 44 1223 692000	+44 207 404 5959

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